SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of October 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

19 October 2004	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

ISRAELI RESTRICTIVE TRADE PRACTICES COURT
DISMISSES ISRAELI CABLE TELEVISION
OPERATORS' APPEAL

NETANYA, Israel, October 18, 2004. Matav – Cable Systems Media Ltd. (Nasdaq: MATV) today announced that the Restrictive Trade Practices Court in Jerusalem, Israel dismissed the Israeli cable television operators’ appeal regarding the declaration that the Israeli cable television operators constitute a monopoly in the provision of multi-channel cable television services in Israel.

As previously reported, on November 8, 1999, the Controller of Restrictive Business Practices in Israel (the “Controller”), declared that Matav and all the other cable television operators in Israel, constitute a monopoly in the provision of multi-channel cable television services, each in their respective areas of operation in Israel. Matav and the other cable television operators in Israel filed an appeal, against this declaration of the Controller, with the Restrictive Business Practices Court. On September 20, 2004, the Restrictive Trade Practices Court dismissed the Israeli cable television operators’ appeal. The court’s decision was delivered to Matav on October 17, 2004.

As a result of the Controller’s declaration and the Restrictive Trade Practices Court’s decision, Matav shall continue to be subject to the supervision of the Restrictive Business Practices Authority with respect to limitations applicable to a monopoly according to Israeli Law.

The Israeli cable television operators (including Matav) are reviewing the Restrictive Trade Practices Court’s decision and will consider whether to appeal the court’s decision.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company todiffer materially from those contemplated in such forward-looking statements. The Company undertakes noobligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel

Matav Cable Systems

Telephone: +972-9-860-2261

Ayelet Shaked Shiloni

Integrated IR

Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790

E-Mail: ayelet@integratedir.com